UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2012 to June 29, 2012

OR

☒    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2012 to June 29, 2012

Commission file number 1-1169

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

MPB Corporation Employees’ Savings Plan

MPB Corporation Employees’ Savings Plan

Financial Statements

June 29, 2012 and December 31, 2011, and

Period from January 1, 2012 to June 29, 2012

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the MPB

Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the MPB Corporation Employees’ Savings Plan as of June 29, 2012 and December 31, 2011, and the related statement of changes in net assets available for benefits for the period from January 1, 2012 to June 29, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 29, 2012 and December 31, 2011, and the changes in its net assets available for benefits for the period from January 1, 2012 to June 29, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

December 21, 2012

MPB Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	June 29, 2012	December 31, 2011
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$—	$85,728,263

Receivables:
Contributions receivable from participants	—	487,509
Contributions receivable from MPB Corporation	—	518,454
Participant notes receivable	—	3,148,701

	—	4,154,664

Total assets reflecting investments at fair value	—	89,882,927

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	—	(44,711)

Net assets available for benefits	$—	$89,838,216

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period from January 1, 2012 to June 29, 2012

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$7,601,210

Interest income from participant notes	73,440

Participant rollovers	255,492

Contributions:
Participants	2,376,123
MPB Corporation	1,766,898

4,143,021

Total additions	12,073,163

Deductions
Benefits paid directly to participants	4,750,482
Transfer out to The Timken Company Savings and Investment Plan	97,106,374
Administrative expenses	54,523

Total deductions	101,911,379

Net decrease	(89,838,216)

Net assets available for benefits:
Beginning of year	89,838,216

End of year	$—

See accompanying notes.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements

June 29, 2012 and December 31, 2011, and

Six Months Ended June 29, 2012

1. Description of the Plan

The following description of the MPB Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.

General

MPB Corporation (the Company) is a subsidiary of The Timken Company (Timken). The Timken Company is the Plan Administrator. The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation including employees of Timken Alcor Aerospace Technologies, Inc., Timken Aerospace Bearing Inspection, Inc., and Timken Aerospace Transmissions, LLC. Employees of these companies become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

Effective June 29, 2012, the assets and liabilities of the Plan were transferred to and merged into The Timken Company Savings and Investment Pension Plan. The net assets transferred out of the Plan are reflected on the June 29, 2012 statement of changes in net assets available for benefits as a transfer out to The Timken Company Savings and Investment Plan.

Contributions

Under the provisions of the Plan, participants may contribute up to 20% of compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, “Company Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.

The Plan provides for quarterly “Core Contributions” by the Company for employees, except for those employees who did not have five years of Continuous Service and 50 points (in Continuous Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation. Employees of Timken Alcor Aerospace Technologies, Inc. and Timken Aerospace Bearing Inspection, Inc. became eligible to receive Core Contributions effective January 1, 2011.

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 1%. Company Matching Contributions are made in common stock of The Timken Company. Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained.

Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement. Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and Company Matching Contributions, plus actual earnings thereon. Vesting in the Core Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.

Forfeitures

Under provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Unallocated forfeitures balances as of June 29, 2012 and December 31, 2011 were approximately $0 and $316,000, respectively.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years.

The loans are secured by the vested balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable

Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of June 29, 2012 or December 31, 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by Timken.

The Plan’s Trustee maintains a collective investment trust of Timken common shares in which Timken’s defined contribution plans participate on a unit basis.

Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $24.84 and $21.05 at June 29, 2012 and December 31, 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Since ASU 2011-04 only clarifies existing fair value measurements and affects fair value measurement disclosures, adoption of ASU 2011-04 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust as of June 29, 2012 and December 31, 2011 was 0% and 7.75%, respectively.

At June 29, 2012 and December 31, 2011, The Timken Company Common Stock Fund consisted of 12,658,072 and 14,235,559 units, respectively, of The Timken Company’s common stock held within the Master Trust.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of the net assets in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	June 29, 2012
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan's Ownership Percentage
Investment, at fair value
The Timken Company Common Stock Fund	$314,430,313	$—	$—	$—	$314,430,313	0%
Morgan Stanley Small Company Growth	—	14,785,955	—	—	14,785,955	0%
American Funds EuroPacific Growth	—	77,948,709	—	—	77,948,709	0%
American Funds Washington Mutual Investors	—	22,016,868	—	—	22,016,868	0%
American Beacon Small Cap Value	—	21,895,253	—	—	21,895,253	0%
Vanguard Target Retirement Income	—	20,857,402	—	—	20,857,402	0%
Vanguard Target Retirement 2005	—	—	—	—	—	0%
Vanguard Target Retirement 2015	—	64,843,174	—	—	64,843,174	0%
Vanguard Target Retirement 2025	—	32,855,475	—	—	32,855,475	0%
Vanguard Target Retirement 2035	—	32,472,432	—	—	32,472,432	0%
Vanguard Target Retirement 2045	—	13,627,155	—	—	13,627,155	0%
Vanguard Target Retirement 2020	—	2,496,231	—	—	2,496,231	0%
Vanguard Target Retirement 2030	—	938,116	—	—	938,116	0%
Vanguard Target Retirement 2040	—	331,558	—	—	331,558	0%
Vanguard Target Retirement 2050	—	577,297	—	—	577,297	0%
JPMorgan S&P 500 Index	—	—	32,423,241	—	32,423,241	0%
JPMorgan Core Bond	—	—	124,650,708	—	124,650,708	0%
JPMorgan Equity Index	—	—	137,644,518	—	137,644,518	0%
Nuveen Winslow Lar-Cap Growth	—	—	64,851,870	—	64,851,870	0%
SSgA Russell 2000-A Index	—	—	47,226,692	—	47,226,692	0%

	$314,430,313	$305,645,625	$406,797,029	$—	$1,026,872,967

JPMorgan Stable Value	$—	$—	$—	$182,808,916	$182,808,916
Wrapper Value	—	—	—	100,761	100,761
Adjustment from fair value to contract value	—	—	—	(2,235,311)	(2,235,311)

	$—	$—	$—	$180,674,366	$180,674,366	0%

Net Assets of Master Trust	$314,430,313	$305,645,625	$406,797,029	$180,674,366	$1,207,547,333	0%

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2011
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:

The Timken Company Common Stock Fund	$299,608,700	$—	$—	$—	$299,608,700	6.35%
Morgan Stanley Small Company Growth	—	14,124,854	—	—	14,124,854	8.56%
American Funds EuroPacific Growth	—	72,122,610	—	—	72,122,610	7.88%
American Funds Washington Mutual Investors	—	16,322,636	—	—	16,322,636	5.11%
American Beacon Small Cap Value	—	19,995,849	—	—	19,995,849	5.79%
Vanguard Target Retirement Income	—	9,032,047	—	—	9,032,047	3.32%
Vanguard Target Retirement 2005	—	8,463,967	—	—	8,463,967	9.11%
Vanguard Target Retirement 2015	—	61,428,882	—	—	61,428,882	17.87%
Vanguard Target Retirement 2025	—	30,074,232	—	—	30,074,232	13.80%
Vanguard Target Retirement 2035	—	30,092,816	—	—	30,092,816	10.49%
Vanguard Target Retirement 2045	—	12,163,963	—	—	12,163,963	9.56%
Vanguard Target Retirement 2020	—	43,531	—	—	43,531	0.00%
Vanguard Target Retirement 2030	—	38,305	—	—	38,305	24.61%
Vanguard Target Retirement 2040	—	25,722	—	—	25,722	0.00%
Vanguard Target Retirement 2050	—	14,981	—	—	14,981	2.97%
JPMorgan S&P 500 Index	—	—	30,539,328	—	30,539,328	0.00%
JPMorgan Core Bond	—	—	102,933,082	—	102,933,082	5.72%
JPMorgan Equity Index	—	—	123,489,446	—	123,489,446	8.27%
Nuveen Winslow Large-Cap Growth	—	—	63,463,896	—	63,463,896	6.26%
SSgA Russell 2000-A Index	—	—	41,177,230	—	41,177,230	7.02%

	$299,608,700	$273,944,395	$361,602,983	$—	$935,156,077

JPMorgan Stable Value	$—	$—	$—	$171,581,331	$171,581,331
Wrapper Value	—	—	—	25,677	25,677
Adjustments from fair value to contract value	—	—	—	(536,503)	(536,503)

	$—	$—	$—	$171,070,505	$171,070,505	8.33%

Net Assets of Master Trust	$299,608,700	$273,944,395	$361,602,983	$171,070,505	$1,106,226,582	7.75%

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income for the Master Trust is as follows:

Period from January 1, 2012 to June 29, 2012
Net appreciation in fair value of investments
The Timken Company Common Stock Fund	$60,320,644
Registered investment companies	16,265,050
Common collective funds	26,582,408

103,168,102
Net appreciation in investment contracts	1,758,346
Interest and dividends	3,575,280

Total Master Trust	$108,501,728

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting guidance that classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of June 29, 2012 and December 31, 2011:

	Assets at Fair Value as of June 29, 2012
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$314,430,313	$—	$314,430,313	$—
Registered Investment Companies
Morgan Stanley Small Company Growth	14,785,954	14,785,954	—	—
American Funds EuroPacific Growth	77,948,709	77,948,709	—	—
American Funds Washington Mutual Investors	22,016,868	22,016,868	—	—
American Beacon Small Cap Value	21,895,253	21,895,253	—	—
Vanguard Target Retirement Income	20,857,402	20,857,402	—	—
Vanguard Target Retirement 2005	—	—	—	—
Vanguard Target Retirement 2015	64,843,174	64,843,174	—	—
Vanguard Target Retirement 2020	32,855,475	32,855,475	—	—
Vanguard Target Retirement 2025	32,472,432	32,472,432	—	—
Vanguard Target Retirement 2030	13,627,155	13,627,155	—	—
Vanguard Target Retirement 2035	2,496,231	2,496,231	—	—
Vanguard Target Retirement 2040	938,116	938,116	—	—
Vanguard Target Retirement 2045	331,559	331,559	—	—
Vanguard Target Retirement 2050	577,297	577,297	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	32,423,241	—	32,423,241	—
JPMorgan Core Bond	124,650,708	—	124,650,708	—
SSgA Russell 2000-A Index	137,644,518	—	137,644,518	—
JPMorgan Equity Index	64,851,870	—	64,851,870	—
Nuveen Winslow Lar-Cap Growth	47,226,692	—	47,226,692	—
Investment Contracts
JP Morgan Liquidity	22,034,862	—	—	22,034,862
JP Morgan Intermediate Tax Free Bond	148,530,339	—	—	148,530,339
JP Morgan Mortgage Private Placement Fund	12,243,715	—	—	12,243,715
Wrapper Value	100,761	—	—	100,761

Total assets	$1,209,782,644	$305,645,625	$721,227,342	$182,909,677

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company
Common Stock Fund	$299,608,700	$—	$299,608,700	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,124,854	14,124,854	—	—
American Funds EuroPacific Growth	72,122,610	72,122,610	—	—
American Funds Washington Mutual Investors	16,322,636	16,322,636	—	—
American Beacon Small Cap Value	19,995,849	19,995,849	—	—
Vanguard Target Retirement Income	9,032,047	9,032,047	—	—
Vanguard Target Retirement 2005	8,463,967	8,463,967	—	—
Vanguard Target Retirement 2015	61,428,882	61,428,882	—	—
Vanguard Target Retirement 2020	43,531	43,531	—	—
Vanguard Target Retirement 2025	30,074,232	30,074,232	—	—
Vanguard Target Retirement 2030	38,305	38,305	—	—
Vanguard Target Retirement 2035	30,092,816	30,092,816	—	—
Vanguard Target Retirement 2040	25,722	25,722	—	—
Vanguard Target Retirement 2045	12,163,963	12,163,963	—	—
Vanguard Target Retirement 2050	14,981	14,981	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	30,539,329	—	30,539,329	—
JPMorgan Core Bond	102,933,082	—	102,933,082	—
SSgA Russell 2000-A Index	41,177,230	—	41,177,230	—
JPMorgan Equity Index	123,489,446	—	123,489,446	—
Nuveen Winslow Large-Cap Growth	63,463,895	—	63,463,895	—
Investment Contracts:
JPMorgan Liquidity	14,307,860	—	—	14,307,860
JPMorgan Intermediate Tax Free Bond	157,273,471	—	—	157,273,471
Wrapper Value	25,677	—	—	25,677

Total assets	$1,106,763,085	$273,944,395	$661,211,682	$171,607,008

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange.

Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index fund and the JP Morgan Equity Index fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JP Morgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 – Investment Contracts for further discussion on investment contracts.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents a summary of changes in the fair value of the Master Trust’s Level 3 assets for period from January 1, 2012 to June 29, 2012.

	JPMorgan Liquidity	JPMorgan Intermediate Tax Free bond	JPMCB Mortgage Private Placement Fund	Wrapper Value	Total
Balance, January 1, 2012	$14,307,860	$157,273,471	$—	$25,677	$171,607,008
					—
Purchases	99,242,684	2,662,945	14,427,536	—	116,333,165
Sales	(91,396,574)	(14,584,188)	(2,662,945)	—	(108,643,707)
Realized gains	—	3,737,079	46,824	—	3,783,903
Unrealized gain/(losses)	—	(558,968)	432,300	75,084	(51,584)
Interest Income	44,448	—	—	—	44,448
Management fee	(163,556)	—	—	—	(163,556)

Balance, June 29, 2012	$22,034,862	$148,530,339	$12,243,715	$100,761	$182,909,677

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant directed investments is as follows:

	June 29,	December 31,
	2012	2011
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$—	$19,033,306
Receivables:
Contributions receivable	—	275,587

	$—	$19,308,893

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

Period from January 1, 2012 to June 29, 2012
Change in net assets:
Net appreciation in fair value of investments	3,765,055
Dividends	209,770
Contributions	1,516,843
Benefits paid directly to participants	(862,572)
Expenses	(10,184)
Sales of stock fund	(3,994,105)
Purchases of stock fund	831,476
Loans to participants	(119,744)
Transfer to The Timken Company Savings and Investment Plan	(20,537,462)

$(19,200,923)

6. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	June 29,	December 31,
	2012	2011
Average Yields for Synthetic GICS
Based on actual earnings	2.0%	2.0%
Based on interest rate credited to participants	2.0%	2.0%

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	June 29,	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$—	$89,838,216
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	44,711

Net assets available for benefits per the Form 5500	$—	$89,882,927

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the period from January 1, 2012 to June 29, 2012:

Total additions per the financial statements	$12,073,163
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(44,711)
Less: Contribution receivable	(575,278)

Total income per the Form 5500	$11,453,174

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

MPB Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

9. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 29, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the period from January 1, 2012 to June 29, 2012:

	Shares	Dollars
Purchased	695,127	$44,754,668
Issued to participants for payment of benefits	52,439	$750,438

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by Timken. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: December 21, 2012	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance